UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Citizens Community Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

174903104
(CUSIP Number)

Martin S. Friedman, 2107 Wilson Blvd. ste. 490 Arlington, VA. 22201
703-875-8374
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

4/12/2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 174903104

1. Name of Reporting Persons: FJ Capital Long/Short Equity Fund LLC

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 149,800

8. Shared Voting Power

9. Sole Dispositive Power 149,800

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 149,800

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11 2.93%

14. Type of Reporting Person PN

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CUSIP No. 174903104

1. Name of Reporting Persons: Compo Investment Partners LP

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 6,000

8. Shared Voting Power

9. Sole Dispositive Power 6,000

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,000

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11 .11%

14. Type of Reporting Person OO

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CUSIP No. 174903104

1. Name of Reporting Persons: Martin S Friedman

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds: PF, WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 261,755

8. Shared Voting Power

9. Sole Dispositive Power 261,755

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 261,755

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11 5.12%

14. Type of Reporting Person IN

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Item 1. Security and Issuer

This statement on Schedule 13-D is filed on behalf of FJ Capital Long/Short Fund LLC, a Delaware limited Liability company (“FJ Capital LLC”), Martin S. Friedman, the managing member of FJ Capital, LLC and Compo Investments Partners LP (“Compo”) collectively the “reporting persons” with respect to the Reporting Persons’ beneficial ownership of shares of Common Stock (“the shares”) of Citizens Community Bancorp, a Maryland corporation (“the issuer”) is herby amended as set forth below: such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D

This statement relates to the common stock of Citizens Community Bancorp, Inc. (“the company”), an Maryland corporation, the principal office of which is located at 2174 EastRidge Center, Eau Claire, WI 54701.

Item 2. Identity and Background

(a)-(c)	This statement is filed by FJ capital LLC, with respect to the shares of Common Stock beneficially owned by it, shares of Common Stock owned individually by Martin S Friedman, Shares owned by Compo Investments Partners, LP.

The business address of FJ Capital LLC is 2107 Wilson Blvd., Suite 490 Arlington, VA 22201

The principal employment of JF Capital LLC is a private investment partnership engaged in the purchase and sale of securities for its own account. Martin S Friedman is the managing member of FJ Capital LLC

(d)	During the past five years, Martin S Friedman or FJ Capital LLC have not been convicted in a criminal proceeding (Excluding traffic violations or similar misdemeanors)

(e)	During the past five years, Martin S Friedman or FJ Capital LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Martin S Friedman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All purchases by Martin S Friedman have been made with personal funds, and or including funds from Martin S Friedman individual retirement accounts. All purchase made by FJ capital LLC have been made with working capital including funds that were borrowed via margin account loans. All purchases made by Compo Investments aare provided through working capital including funds that were borrowed via margin account loans.

Item 4. Purpose of Transaction

The Purpose of the acquisition of shares of common stock of the company by members of the Group is to profit from appreciation in the market price of the shares of Common Stock and through the payment of dividends.

Item 5. Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based on 5,113,258 as of September 30, 2010, as reported on the company’s Form 10-K for the year ended September 30, 2010.

(a)	As of the date of this filing, the reporting persons beneficially own an aggregate of 261,755 shares of the common stock representing 5.12% of the shares outstanding

(b)	The reporting persons possess sole power to vote and dispose of and aggregate of 261,755 shares of common stock.
The reporting persons possess shared power to vote/dispose of an aggregate of 261,755 share s of common stock.

(c)	A. Within the past 60 days, Martin S Friedman purchased 42,200 shares of common stock for a total of $210,910

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1.	4/11/2011 purchased 39,200 @ $5 for a total amount of $196,000
2.	3/21/2011 purchased 3,000 shares @ $4.97 for a total amount of $14,910

B.	Within the past 60 days, FJ Capital LLC purchased 83,380 shares @ 4.988 for a total amount of $415,909.
The trades are as follows:

1.	2/1/2011 purchased 3580 shares at $5 for a total amount of $17,900
2.	2/25/2011 purchased 2000 shares at $5.15 for a total amount of $10,300
3.	3/14/2011 purchased 280 shares at $4.88 for a total amount of $1,366.40
4.	3.15/2011 purchased 3100 shares at $4.9877 for a total amount of $15,461.87
5.	3/16/2011 purchased 1 share at $4.95 for a total amount of $4.95
6.	3/21/2011 purchased 9619 shares at $4.98 for a total amount of $47,902.62
7.	3/25/2011 purchased 100 shares at $4.94 for a total amount of $494
8.	3/28/2011 purchased 11600 shares at $4.9228 for a total amount of $57,104.48
9.	3/31/2011 purchased 1000 shares at $4.99 for a total amount of $4,990
10.	4/5/2011 purchased 12,900 shares at $4.991 for a total amount of $64,385.19
11.	4/11/2011 purchased 39,200 shares at $5 for a total amount of $196,000

(d)	Because he is the managing member of FJ Capital LLC, Martin S Friedman has the power to direct the affairs of FJ Capital LLC.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no agreements, arrangement, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer of voting Thereof.

Item 7.  Materials to Be Filed as Exhibits

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 4/12/2011	By:	/s/ Martin S Friedman
Name: Martin S Friedman
Managing Member FJ Capital LLC

Date: 4/12/2011	By:	/s/Martin S Friedman
Name: Martin S Friedman,

Date: 4/12/2011	By:	/s/Martin S Friedman
Name: Martin S Friedman,
Investment Manager,
Compo Investments Partners, LP

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

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